UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37657

YIREN DIGITAL LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           ☒               Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yiren Digital Announces Management Change

On December 31, 2020, Yiren Digital Inc. (“Yiren Digital” or the “Company”), a leading personal financial service platform in China, announced a management change. Mr. Michael Chunjiang Ji has resigned from his position as the Chief Risk Officer of the Company for personal reasons, effective December 31, 2020, and the board of directors of the Company has appointed Dr. George Liu, to replace Mr. Michael Chunjiang Ji as the Company’s Chief Risk Officer, effective December 31, 2020.

Dr. Liu has decades of experience in data and risk management, both in China and the United States. Before joining the Company, he took a series of executive roles and built rich experience in entrepreneurship, including serving as the Chief Data Executive and VP for Mashang Consumer Finance, a leading consumer finance company in China. Dr. Liu worked at Capital One for over a decade where he served as the Senior Director of Decision Science and led the efforts of risk control for the company’s credit card business before returning to China. Dr. Liu. received his Ph.D. in statistical science from the Pennsylvania State University and received his two master’s degrees, one in mathematics and one in statistical science, from the University of Pittsburgh and the University of Science and Technology of China respectively.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to general economic conditions in China, Yiren Digital’s ability to compete effectively, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading personal financial services platform in China. Yiren Digital strives to provide customized wealth management services to China’s mass affluent population. Yiren Digital also utilizes its offline-to-online channels to provide retail credit facilitation services to borrowers. For more information, please visit ir.Yirendai.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By	/s/ Na Mei
Name:	Na Mei
Title:	Chief Financial Officer

Date: December 31, 2020